UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

RYSE INC.

(Exact name of issuer as specified in its charter)

Ontario, Canada	N/A
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20 Camden Street, Toronto, Canada, M5V 1V1

 (Full mailing address of principal executive offices)

929-226-0994

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of RYSE Inc. (“we”, “Ryse”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report, our annual report filed on Form 1-K on June 28, 2021 and our Offering Statement filed pursuant to rule 253(g)(2) on February 22, 2021. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

In this report, all figures are in Canadian Dollars and $ refers to Canadian dollars throughout.

Operating Results

All figures in Canadian dollars	Six months ended June 30,
	2021	2020
Revenues	$441,334	$428,230
Cost of Sales	342,320	237,605
Gross Margin	$99,014	$190,625

Revenues

Revenues for the six months period ended June 30, 2021 increased to $441,334 from revenues of $428,230 for the six months period ended June 30, 2020. The increase was explained by slightly increased consumer demand due to a reduction of product pricing, compared with sales activity reduced by the Covid-19 pandemic in 2020.

Operating Expenses

All figures in Canadian dollars	Six months ended June 30,
	2021	2020
Operating Expenses	$1,749,129	$948,525

Total operating expenses increased to $1,749,129 for the six-month period ended June 30, 2021 from $948,525 for the six-month period ended June 30, 2020, an increase of 84%. Total operating expenses includes advertising and promotion, salaries and benefits, research and development, and office and general administrative expenses.

Office and general administrative expenses increased to $534,839 from $197,459 for the six-month periods ended June 30, 2021 and 2020, respectively, an increase of 170%. General and administrative expenses increased primarily as a result of professional costs associated with a capital raise undertaken pursuant to Regulation A.

2

We increased advertising and promotion expenses to $292,084 for the six-month period ended June 30, 2021 from $109,469 for the six-month period ended June 30, 2020. This increase came from additional online advertising of our product and advertising costs related to promoting Regulation A.

Research and development expenses increased to $137,405 for the six-month period ended June 30, 2021 from $44,838 for the six-month period ended June 30, 2020, an increase of 206%. The increase is related to new product development.

Other Income and Expenses

	Six months ended June 30,
All figures in Canadian dollars	2021	2020
Finance expense	$(460,695)	$(598,489)
Government grant income	431,807	952,893
Gain (loss) on convertible notes fair value adjustment	85,847	(17,865)
Gain (loss) on warrants	80,045	23,784
Foreign exchange gain (loss)	26,611	44,337

Finance expense

Finance expense decreased to $460,613 during the six-month period ended June 30, 2021 as compared to the prior period.

Government grant income

The $431,807 of grant income during the period ending June 30, 2021 represents the portion of the SDTC grant earned in 2021.

Gain (loss) on convertible notes fair value adjustment

Our convertible notes have a conversion feature that needs to be valued at fair value under IFRS. An increase in the value of the notes in 2021 caused a gain on revaluation of $85,847. The fair value of the notes decreased in 2020, resulting in a loss of $17,865.

Gain (loss) on warrants

Our warrants need to be valued at fair value under IFRS. A decrease in the value of the warrants in 2020 caused a gain on revaluation of $80,045. The fair value of the warrants decreased by a smaller amount in 2020, resulting in a gain of $23,784.

Foreign exchange gain (loss)

Our financial instruments have been predominantly denominated in CDN$. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated less than 1% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

3

Net Losses

As a result of the foregoing, the Company increased its net loss for the six-month period ended June 30, 2021 to $1,486,500, compared to $441,913 for the six-month period ended June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, the Company’s cash on hand was $228,623 compared with $237,156 as at December 31, 2020.

The Company is generating limited revenues from operations and requires the continued infusion of new capital to continue business operations. Our total Stockholders’ Deficit as of June 30, 2021 was $11,288,510 compared with $10,700,063 at December 31, 2020.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2021	2020
Net cash (used in) provided by:
Operating activities	$(1,815,692)	$(217,752)
Investing activities	$(32,452)	$(3,618)
Financing activities	$1,839,611	$175,455

Operating Activities

Net cash used in operating activities increased to $1,815,692 from $217,752 the six-month periods ended June 30, 2021 and 2020, respectively. The increase in net cash used in operating activities was primarily due to operating costs.

Financing Activities

Cash provided by financing activities increased to $1,839,611 from $175,455 for the six-month periods ended June 30, 2021 and 2020, respectively. The increase in cash provided by financing activities was primarily from advances and government loans.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

4

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies, especially during COVID-19 lockdown measures where people have more time to spend at home and will resort to online shopping to receive their goods. We expect this trend to continue to well past 2021, and can be attributed to the large adoption of voice speakers such as Google Home and Amazon Alexa.

We expect the commercial market, which includes office space, hotels, and senior housing, to adopt technology that will reduce a building’s energy consumption and GHG emissions. The US Climate Alliance is a bipartisan coalition of 25 states to reduce GHG emissions by at least 26-28% below 2005 levels, by 2025. The Alliance is led by state governments with the goals consistent with the Paris Agreement. Local and state regulations have also been introduced to target more aggressive GHG emissions targets. For example, New York City Local Law 97 stipulates that starting in 2024, buildings will be fined for not meeting carbon intensity targets, while California Title 24 (2019) requires daylighting controls in which automatically turn off lights when there is sufficient daylight, and the implementation of demand responsive lighting. Additional voluntary standards, such as LEED, WELL, and FitWel focus on both energy efficiency and occupant comfort. As such, we expect cost-effective retrofit solutions that are simple to deploy will increase in adoption, particularly those solutions that can lead to tangible ROI in the reduction of energy costs, and lower payback periods, such as that of RYSE. Additionally, with COVID-19 measures to reduce all physical contact, having window shades that can be automated greatly reduces the need for any physical interaction with the window shades.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

Ryse Inc. (formerly Axis Labs Inc.)

Consolidated Financial Statements

Unaudited

For the six-months ended June 30, 2021 and 2020

Contents

Consolidated Financial Statements
Consolidated Statements of Financial Position	F-1
Consolidated Statements of Comprehensive Loss	F-2
Consolidated Statements of Changes in Shareholders’ Deficit	F-3
Consolidated Statements of Cash Flows	F-4
Notes to Consolidated Financial Statements	F5 - F27

5

Ryse Inc.

Consolidated Statements of Financial Position

Unaudited

All figures in Canadian dollars

	June 30, 2021	December 31, 2020

Assets

Current
Cash	$228,623	$237,156
Accounts receivable (Note 5)	24,833	87,048
Inventory (Note 7)	423,707	755,850
Prepaid expenses	551,764	166,646
Investment tax credit receivable (Note 8)	121,219	121,219
	1,350,146	1,367,919

Property and equipment (Note 9)	88,233	96,444
Intangible assets (Note 10)	168,722	182,063

	$1,607,101	$1,646,426

Liabilities and Shareholders' Deficit

Current
Accounts payable and accrued liabilities (Note 11)	$1,303,157	$1,609,413
Advances (Note 12)	906,131	383,329
Deferred revenue	287,570	289,187
Deferred grant revenue (Notes 6,17)	661,485	485,648
Term loans (Note 13)	4,814,463	4,511,524
Short-term fair-value of convertible notes (Note 14)	3,329,803	1,829,690
Warrant liability (Note 15)	1,366,988	1,447,033
Due to shareholders (Note 16)	450,092	124,237
	13,119,689	10,680,061

Long-term fair-value of convertible notes (Note 14)	–	1,585,960
Government loans (Note 17)	485,244	80,468
Term loans (Note 13)	–	–

	13,604,933	12,346,489

Shareholders' deficit
Share capital (Note 18)	3,807,653	3,624,852
Contributed surplus	128,602	122,672
Warrants (Note 15)	115,967	115,967
Deficit	(16,050,054)	(14,563,554)

	(11,997,832)	(10,700,063)

	$1,607,101	$1,646,426

(See accompanying notes to consolidated financial statements)

F-1

Ryse Inc.

Consolidated Statements of Comprehensive Loss

Unaudited

All figures in Canadian dollars

For the six-months ended	June 30, 2021	June 30, 2020

Sales	$441,334	$428,230
Product costs (Note 24)	342,320	237,605

Gross margin	99,014	190,625

Expenses
Operating expenses (Note 24)	1,749,129	948,525

Loss from operations	(1,650,115)	(757,900)

Other income (expense)
Finance expense (Note 25)	(460,695)	(598,489)
Government grant revenue (Note 6)	431,807	952,893
Gain (loss) on convertible notes fair value adjustment (Note 14)	85,847	(17,865)
Gain (loss) on warrants fair value adjustment (Note 15)	80,045	23,784
Foreign exchange gain (loss)	26,611	(44,337)

	163,615	315,987

Net loss and comprehensive loss for the period	$(1,486,500)	$(441,913)

(See accompanying notes to consolidated financial statements)

F-2

Ryse Inc.

Consolidated Statements of Change in Shareholders’ Deficit

Unaudited

All figures in Canadian dollars

	Class A common shares		Class B common shares			Contributed		Total shareholders
	Number	Amount	Number	Amount	Warrants	surplus	Deficit	Deficiency
December 31, 2019	3,380,260	$3,624,852	–	$–	$115,967	$79,786	$(9,400,167)	$(5,579,562)
Net loss and comprehensive loss	–	–	–	–	–	–	(5,163,387)	(5,163,387)
Stock based compensation (Note 19)	–	–	–	–	–	42,886	–	42,886
December 31, 2020	3,380,260	$3,624,852	–	$–	$115,967	$122,672	$(14,563,554)	$(10,700,063)

Net loss and comprehensive loss	–	–	–	–	–	–	(1,486,500)	(1,486,500)
Stock based compensation (Note 19)	–	–	–	–	–	5,930	–	5,930
Shares issued (Note 18)	–	–	25,960	237,467	–	–	–	237,467
Shares issuance costs (Note 18)	–	–	–	(54,666)	–	–	–	(54,666)
June 30, 2021	3,380,260	$3,624,852	25,960	$182,801	$115,967	$128,602	$(16,050,054)	$(11,997,832)

(See accompanying notes to consolidated financial statements)

F-3

Ryse Inc.

Consolidated Statements of Cash Flows

Unaudited

All figures in Canadian dollars

For the year ended December 31	June 30, 2021	June 30, 2020

Cash flows from operating activities
Net loss for the year	$(1,486,500)	$(441,913)
Adjustments for non-cash items
Depreciation of property and equipment (Note 9)	25,541	12,547
Amortization of intangible assets (Note 10)	28,463	3,632
Recognition of deferred grant revenue	(14,054)	–
Accretion of warrant component of term loans	–	–
Accretion of interest on government loans	9,335	–
Amortization of deferred financing fees	9,131	–
Non-cash interest	295,781	40,363
Loss (gain) on convertible notes	(85,847)	17,865
Revaluation of warrants	(80,045)	(23,784)
Stock-based compensation	5,930	27,381
Warrant expense	–	–
Changes in non-cash working capital balances
Accounts receivable	62,215	80,430
Grants receivable	–	212,162
Inventory	332,143	26,155
Prepaid expenses	(385,118)	(283,772)
Investment tax credit receivable	–	–
Accounts payable and accrued liabilities	(306,256)	(93,148)
Deferred revenue	(1,618)	217,752
Deferred grant revenue	(224,793)	–
	(1,815,692)	(217,752)

Cash flows from investing activities
Purchase of property and equipment	(17,329)	(3,618)
Purchase of intangible assets	(15,123)	–
	(32,452)	(3,618)

Cash flows from financing activities
Advances received (repaid)	522,802	16,469
Proceeds from term loans	65,105	1,197,500
Repayment of term loans	(37,098)	(961,706)
Repayment of term loans with warrants	(29,979)	–
Proceeds from SRED and SDTC financing	–	–
Repayment of SRED and SDTC financing	–	–
Proceeds from convertible notes	–	–
Change in due to shareholders	325,855	(76,808)
Proceeds from government loans (Note 17)	810,125	–
Issuance of Class B common shares	182,801	–
	1,839,611	175,455

Increase (decrease) in cash during the period	(8,533)	(38,769)
Cash, beginning of year	237,156	1,367

Cash (bank indebtedness), end of year	$228,623	$(37,402)

Supplemental cash flow information (Note 26)

(See accompanying notes to consolidated financial statements)

F-4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited

All figures in Canadian dollars

1.	Nature of Business

Ryse Inc. (formerly Axis Labs Inc.) (the "Company") was incorporated on May 6, 2009 under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries develop a product called AXIS Gear, a smart device to help automate shades in homes. Consumers can control their shades with a tab on the AXIS Gear item itself or with their smartphone. The registered office of the Company is 451 Dundas Street West #167, Toronto, Ontario. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

AXIS Labs USA Inc. was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) is inactive and was incorporated on January 15, 2016 under the laws of China.

2.	Basis of Presentation and going concern uncertainties

Going concern uncertainties

The Company reported a consolidated net loss of $1,486,500 for the six-month period ended June 30, 2021 (June 30, 2020 - $441,913). As at June 30, 2021, the Company had a working capital deficiency of $11,769,543 (December 31, 2020 - $9,312,142) and a deficit of $16,060,054 (December 31, 2020 - $14,563,554).

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These consolidated interim financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

Statement of Compliance

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (collectively “IFRS”).

The consolidated interim financial statements were authorized for issue by representatives of the Company on September 28, 2021.

The consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency.

F-5

3.	Critical accounting estimates and judgments

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements and reported amount of revenues and expenses during the reporting period. Management is required to apply judgment in useful lives of assets, valuation of equity transactions and, valuation of derivative financial instruments. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the period in which they are identified. Actual results could differ from those estimates.

Useful lives of assets - Significant estimates are involved in the determination of the useful lives of property and equipment and intangible assets to determine their expected depreciation rates. (Notes 9, 10)

Determination of valuation of equity transactions - Significant estimates are involved in the determination of fair value of equity transactions such as equity settled transactions and warrant valuation. (Notes 14,15)

Valuation of derivative financial instruments – The estimated fair values of financial liabilities are subject to measurement uncertainty due to their exposure to liquidity and market risks. The fair value of these derivatives is determined using valuation models which require assumptions concerning the amount and timing of future cash flows, and discount rates. Changes in fair value are recognized in profit and loss. Management’s assumptions rely on external observable market data including volatility, and interest rate yield curves. The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and, as such, are subject to measurement uncertainty. Derivative financial instruments are comprised of convertible notes and warrant liabilities (Notes 14, 15).

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020 and has created continued economic and business uncertainties. The Company has reviewed the estimates, judgments and assumptions used in the preparation of its consolidated financial statements for the six-months ended June 30, 2021 including consideration of actual and potential impacts due to COVID-19, whether indicators of impairment existed for the Company’s assets and its eligibility for COVID-19-related government subsidies, grants and/or credits recognized during the six-months ended June 30, 2021 (see note 6). The Company also assessed the actual and potential impact of COVID-19 on the estimates, judgments and assumptions used in connection with its measurement of deferred tax assets, the credit risk of its customers and the valuation of its inventory. Any revisions to estimates, judgments or assumptions (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to the Company’s assets and/or adjustments to the carrying amount of its accounts receivable and/or inventories, which could have a material impact on its results of operations and financial condition. However, we determined that no significant revisions to the Company’s estimates, judgments and assumptions were required for the six-months ended June 30, 2021 as a result of COVID-19. While the Company continues to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on the results of operations and financial condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. However, the Company continues to believe that its long-term estimates and assumptions are appropriate.

4.	Summary of significant accounting policies

Basis of Measurement

These consolidated financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

F-6

Basis of Consolidation

These financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated on consolidation.

Financial Instruments

(i) Recognition and Classification

Financial Assets

All financial assets are initially recognized at fair value, adjusted by, in the case of instruments not at fair value through profit or loss, directly attributable transaction costs. After initial recognition, financial assets are subsequently classified and measured at either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI") or amortized cost based on the Company's assessment of the business model within which the financial asset is managed and the financial asset's contractual cash flow characteristics.

The Company had no financial assets measured at FVTPL or measured at FVTOCI as at December 31, 2020 and June 30, 2021.

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less impairment. Cash and trade receivables are classified as measured at amortized cost. Cash consists of deposits in bank.

Financial Liabilities

The Company classifies its financial liabilities into one of the following two categories; measured at amortized cost and measured at fair value through profit and loss ("FVTPL").

Financial liabilities measured at FVTPL are comprised of convertible notes and warrant liability.

Financial liabilities measured at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.

Accounts payable and accrued liabilities, advances, term loans, due to shareholders, and government loans are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(ii) Derecognition

Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled, or they expire.

F-7

(iii) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Fair Value and Market Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted market prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1), and the lowest priority to unobservable inputs (level 3).

(v) Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that financial assets not carried at FVTPL are impaired. A financial asset or a group of financial assets are impaired based upon the expected credit loss ("ECL") model as prescribed by IFRS 9, taking into consideration both historic and forward looking information.

Inventories

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

Property and Equipment

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in profit or loss and is provided over the estimated useful life of the assets as follows:

Tooling	- 20% diminishing balance basis
Office equipment	- 20% diminishing balance basis
Computer equipment	- 55% diminishing balance basis

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if necessary.

F-8

Intangible Assets

Intangible assets include expenditures on patents.

Intangible assets are recorded at cost less accumulated amortization. Directly attributable costs, that are capitalized as part of intangible assets include professional fees and costs paid to purchase the rights to patents. Amortization is recognized in profit or loss and is provided over the estimated useful life of the asset as follows:

Patents - 10 years straight line

Amortization method and useful lives are reviewed at least annually and adjusted if appropriate.

Income Taxes

Income tax expense represents the sum of current income taxes and deferred income taxes. Current and deferred taxes are recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. Under these circumstances, the taxes are recognized in other comprehensive loss or directly in equity.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at tax rates which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income taxes

Deferred income taxes are provided using the asset and liability method applied to temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

F-9

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses which result from the settlement of such transactions and from the translation of year end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statement of comprehensive loss.

Revenue Recognition

Under IFRS 15, revenue is measured using a five-step recognition model which includes:

1) identifying the contract(s) with the customer; 2) identifying the separate performance obligations in the contract; 3) determining the transaction price;4) allocating the transaction price to separate performance obligations; and 5) recognizing revenue when (or as) each performance obligation is satisfied.

Step 1: Identifying the contract

Before recognizing revenue, the Company reviews customer transactions to ensure each party’s rights and payment terms are identified, there is commercial substance, and that it is probable that the Company will collect the consideration in exchange for the goods or services as stated in the contract.

Step 2: Identifying performance obligations

The Company's revenues are derived from the sale of product. The transaction between the Company and end-user includes quantities purchased, prices, and discounts if applicable. Revenue is recognized in line with the identified contractual terms and when collection of payment is reasonably assured in line with the agreed upon payment terms.

Step 3: Determining the transaction price

Transaction prices are typically the prices stated on the purchase orders or contracts, net of discounts. The Company reviews customer contracts for any variable consideration, existence of significant financing components and payables to customers, and adjusts transaction prices accordingly.

F-10

Step 4: Allocating the transaction price to performance obligations

The Company's customer online transactions contain a single performance obligation, and the allocation of the transaction price is based on the fixed price.

Step 5: Recognizing revenue upon satisfaction of performance obligations

The timing of revenue recognition is based on when a customer obtains control of the asset. Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company reviews customer transactions and the nature of the performance obligations to determine if a performance obligation is satisfied at a point in time, and recognizes revenue accordingly.

Revenue is generated from the sale of AXIS Gear units; consumers have an option to download the app free of charge on Android or Apple phones. There is a one-year warranty on the item, but no extended warranty or installation services provided by the Company. Hence, revenue is solely generated from the sale of product. Revenue from sales of the product is recognized at a point in time, when shipment occurs and risks and rewards of ownership have been transferred to the consumer. At this point in time, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, revenue can be reliably measured and its probable that the economic benefits will flow to the Company.

When the Company receives payment for product but shipment has not occurred, recognition of the revenue is deferred and recorded as a liability on the consolidated balance sheet until the risks and rewards of ownership have been transferred to the consumer.

Government Grants

The Company receives governmental subsidies, grants and credits (collectively, Grants), from time to time related to operating expenditures or the COVID-19 pandemic. The Company recognizes such Grants when there is reasonable assurance that it qualifies for, and has complied with the conditions of the Grant, and that the Grant will be received. If the Company receives a Grant but cannot reasonably assure that it has complied with the conditions of the Grant, recognition of the Grant is deferred and recorded as a liability on the consolidated statement of financial position until the conditions are fulfilled. For Grants that relate to operating expenditures, the Company recognizes the Grant as a reduction to the expenditure that the Grant was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred.

Leases

Under IFSR 16, all leases are accounted for by recognizing a right-of-use asset in property and equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company’s incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

F-11

On initial recognition, the carrying value of the lease liability also includes:

•	amounts expected to be payable under any residual value guarantee;
•	the exercise price of any purchase option granted in favour of the Company if it is reasonably certain to exercise that option;
•	any penalties payable for terminating the leases, if the term of the lease has been estimated on the basis of the termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	lease payments made at or before commencement of the lease;
•	initial direct costs incurred; and
•	the amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use assets, with the revised carrying amount being amortized over the remaining lease term.

For contracts that both convey a right to the Company to use an identified asset and require services to be provided to the Company by the lessor, the Company has elected to account for the entire contract as a lease. That is, it does not allocate any amount of the contractual payment to, and account separately for, any services provided by the supplier as part of the contract.

Stock-based compensation

The Company may grant stock options to buy Class A common shares of the Company to directors, officers, employees or consultants. The Company records stock-based compensation related to stock options granted using the fair-value based method which is estimated using the Black-Scholes option pricing model.

Estimating fair value for share-based compensation requires management to estimate the most appropriate imputes to the Black-Scholes option pricing model including the expected life of the option, volatility and dividend yield. Actual results could differ from these estimates.

The fair value of stock options is measured at the grant date, and is recognized, together with a corresponding increase in contributed surplus in shareholders' deficiency, over the period during which the performance or service conditions are fulfilled. The cumulative expense recognized for stock options at each reporting date until the vesting date reflects the extent to which this vesting period has expired and is the Company's best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a year represents the difference in recognized cumulative expense between the beginning and the end of the year and is recognized in the consolidated statements of loss and comprehensive loss.

When stock options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to share capital. The amount of cash, if any, received from participants is also credited to share capital.

F-12

Research and development and government assistance

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization in accordance with International Accounting Standard 38 – Intangible Assets. No development costs have been deferred as at June 30, 2021 and December 31, 2020.

Reimbursement of eligible costs pursuant to government assistance programs are recorded as government grant income when the related costs are incurred. Claims not settled by the reporting date are recorded as grants receivable on the statement of financial position when there is reasonable assurance of recovery. Funding amounts received in advance of expenses incurred are deferred and are recorded as deferred revenue on the statement of financial position.

Provisions, contingent assets and contingent liabilities

Provisions are recognized when all of the following conditions are met:

1) an entity has a present obligation as a result of a past event,

2) it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and

3) a reliable estimate can be made of the amount of the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

Contingent liabilities, a possible obligation depending on whether some uncertain future event occurs, or a present obligation but payment is not probable or the amount cannot be measured reliably, are not recognized in balance sheets but are disclosed in notes to the financial statements.

Contingent assets are disclosed where an inflow of economic benefits is probable.

Standards and Interpretations not yet applied

There are no new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2021 and have not been early adopted by the Company.

5.	Accounts receivables

	June 30, 2021	December 31, 2020
Accounts receivable	$24,833	$87,048
Less: Provision for expected credit losses	–	–
	$24,833	$87,048

The provision for expected credit losses was determined based on historical loss rates and payment behavior from customers by major aging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to aging categories to determine the expected credit losses on accounts receivable using the simplified approach.

F-13

6.	Government grants

In the six-months ended June 30, 2021, the Company recognized $402,394 (2020 – $767,548) in grant revenue from Sustainable Development Technology Canada ("SDTC”). The funding is provided to the Company to cover 40.15% of expenses on a specified project including: labour, travel, equipment, sub-contractors and consultants, and other miscellaneous costs. her income.

In the six-months ended June 30, 2021, the Company claimed $185,995 (2020 – $379,951) under the Canada Emergency Wage Subsidy (“CEWS”) program, which was recognized as a reduction to operating expenses in the consolidated statement of comprehensive loss.

Deferred grant revenue

June 30, 2021
SDTC funding received	$2,152,283
SDTC grant revenue recognized prior years	(1,588,594)
SDTC grant revenue recognized in current period	(402,394)
Deferred grant revenue from government loans (Note 17)	500,190
$661,485

Government grant revenue

	Six-months ended June 30, 2021	Six-months ended June 30, 2020
SDTC	$402,394	$952,893
Canada Emergency Business Account (Note 17)	7,585	–
Federal Economic Development Agency (Note 17)	21,828	–
	$431,807	$952,893

7.	Inventory

	June 30, 2021	December 31, 2020

Finished goods	$423,707	$755,850

F-14

8.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	June 30, 2021	December 31, 2020
Balance, opening	$121,219	$304,474
Additions	–	121,219
Recovered	–	(304,474)
Balance, ending	$121,219	$121,219

9.	Property and equipment

	Tooling	Office equipment	Computer equipment	Total
Cost:
December 31, 2020	$155,906	$27,436	$51,334	$234.676
Additions	3,866	12,053	1,411	17,330
June 30, 2021	$159,772	$39,489	$52,745	$252,006
Accumulated depreciation:
December 31, 2020	$84,065	$13,021	$41,146	$138,232
Depreciation	14,755	4,088	6,698	25,541
June 30, 2021	$98,820	$17,109	$47,844	$163,773
Net carrying amounts:
December 31, 2020	$71,841	$14,415	$10,188	$96,444
June 30, 2021	$60,952	$22,380	$4,901	$88,233

10.	Intangible assets

Trademarks and patents
Cost:
December 31, 2020	$231,401
Additions	15,122
June 30, 2021	$246,523
Accumulated amortization:
December 31, 2020	$49,338
Amortization	28,463
June 30, 2021	$77,801
Net carrying amounts:
December 31, 2020	$182,063
June 30, 2021	$168,722

The Company has capitalized the costs related to the design, development, filing and registration of the patents. These patents have a useful life of 10 years and have been amortized on a straight-line basis.

F-15

11.	Accounts payable and accrued liabilities

	June 30, 2021	December 31, 2020
Credit cards payable	$69,789	$65,169
Trade accounts payable	786,739	716,619
Accrued liabilities	18,642	178,339
Government remittances payable	427,987	649,286
	$1,303,157	$1,609,413

12.	Advances

	June 30, 2021	December 31, 2020
Advance [a]	$154,700	$186,022
Advance [b]	16,985	–
Advance [c]	176,034	139,033
Advance [d]	12,355	25,063
Advance [e]	14,174	33,211
Advance [f]	531,883	–
	$906,131	$383,329

[a] Advance

On December 12, 2018, the Company entered into a financing agreement to be repaid based on cash receipts from customers. The Company received $257,360 USD for the obligation to pay $270,026 USD of future cash receipts of the Company.

[b] Advance

On January 7, 2021, the Company entered into an agreement and received $39,000 USD from a payment processing company. In return the payment processing company will withhold 30% of all transactions, or a minimum of $4,529 USD every 90 days, until $45,295 USD is repaid to them.

[c] Advance

On November 1, 2018, the Company entered into an agreement with the financing company and received $212,500 repaid in full in 2019 through daily payments of $1,035. On September 5, 2019, the Company entered into another agreement with the Company and received $210,500 to be repaid through daily payments of $1,025.

[d] Advance

On March 19, 2020, the Company entered into an agreement and received $35,000 USD from an entity affiliated with a channel partner. Repayment of the amount was made by transferring 17% of payments from the channel partner to the affiliated entity. The amount was fully repaid in 2021. On January 26, 2021 and May 6, 2021, the Company entered into additional agreements with the entity and received $52,000 USD and $4,100 USD respectively, with similar repayment terms.

F-16

[e] Advance

In 2019, the Company entered into an agreement and received $90,000 USD from a channel partner. In return the channel partner will withhold 25% of all transactions until the principal is repaid charging interest of $525 USD per week.

[f] Advance

During the six-months ended June 30, 2021, the Company entered into agreements with a lender whereby the lender paid certain of the Company’s invoices due to vendors. Under the terms of the agreements, repayments are due 120 days from the each advance, plus a commission of 1.5% of the amounts advanced. During the six-months ended June 30, 2021, the lender paid invoices totaling $579,254 and the Company repaid $47,371 to the lender.

All interest and fees associated with the above advances have been recorded through other interest and charges.

13.	Term debt

	June 30, 2021	December 31, 2020

Term loans	$1,268,661	$1,226,103
Term loans issued with warrants	1,712,909	1,643,429
SRED and SDTC financing	1,832,893	1,641,992
	4,814,463	4,511,524
Less: Current portion	4,814,463	4,511,524

	$–	$–

Term loans

During 2019, the Company borrowed $1,020,000 and $300,000 USD repayable on maturity dates ranging from March 3, 2019 to December 3, 2020 with accrued interest calculated monthly at rates ranging from 5%-20% per annum. Further $150,000 of convertible notes was converted into a term loan on maturity (Note 12). Additionally $939,606 (2019 - $295,961) of principal was repaid during the year.

During 2020, the Company borrowed $49,903 repayable on maturity dates ranging from March 12, 2020 to June 22, 2021 with accrued interest calculated weekly at a rate ranging from 22%-26% per annum. Additionally, $15,152 of principal was repaid.

During the six-months ended June 30, 2021, the Company borrowed $65,105 repayable on maturity dates ranging from April 15, 2021 to December 21, 2021

At June 30, 2021, $270,000 (December 31, 2020 - $270,000) of term loans were owed to a relative of the CEO.

F-17

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.416667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 15).

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

SRED and SDTC financing

The Company borrowed the following amounts repayable on or before the earlier of three business days after receipt of the Scientific Research and Experimental Development Tax claim filed for December 31, 2019 (the "2019 SRED") claim or November 6, 2020. Furthermore, any funding received from the Sustainable Development Technology Canada (“SDTC”) must be used to pay down the outstanding balance of the loan on or before three business days after receipt of the funding.

November 6, 2019	$350,000
December 6, 2019	200,000
Accrued interest	8,225
December 31, 2019	558,225
January 21-27, 2020 - repayments	(200,000)
January 28, 2020	725,000
March 10, 2020	200,000
April 15, 2020	82,500
July 10, 2020 - repayment	(82,500)
Accrued interest	358,767
December 31, 2020	1,641,992
Accrued interest	190,901
June 30, 2021	$1,832,893

Interest compounds monthly at an annual rate of 32.15%.

This facility is secured by a general security agreement over the assets of the Company, the 2019 SRED claim, and proceeds from SDTC claims.

On March 24, 2021, the maturity date of the loan was extended to March 24, 2022 and the interest was revised to an annual rate of 24.60% from September 1, 2020 onwards.

F-18

14.	Convertible notes payable

The Company has previously issued convertible debentures with stated interest rates of 7%. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,000,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a rate based on a specific US$ valuation of the Company or be repaid.

Since the conversion feature can vary with the market value of the Company’s common shares and currency exchange rates, this violates the fixed-for-fixed criterion for equity classification and the conversion feature is considered an embedded derivative. The Company has elected to account for the convertible debt using the fair value option under IAS 39. Under this option, the Company will fair value the host loan as well as the embedded derivative each period with changes in fair value recognized through profit and loss. At the inception of the Debentures, the fair value of the instruments was determined to be their face amount.

During the year ended December 31, 2020, convertible debentures with maturity dates in the year were extended by the holders to various dates ranging from June 30, 2021 to February 22, 2022.

As of June 30, 2021, the fair value of the instruments outstanding was determined to be $3,329,803 (December 31, 2020 - $3,415,650).

Fair value
December 31, 2019	3,367,536
Fair value adjustment	(628,674)
December 31, 2020	3,415,650
Fair value adjustment	(85,847)
June 30, 2021	3,329,803
Short-term portion	$3,329,803
Long-term portion	$–

The principal owing at June 30, 2021 was $880,000 and $127,500 USD (December 31, 2020 - $880,000 and $127,500 USD).

The following assumptions were used to calculate the fair values at:

	June 30, 2021	December 31, 2020
Expected dividends	–%	–%
Weighted average time to maturity in years	0.36	0.79
Weighted average expected volatility	52%	52%
Weighted average risk-free rate	0.16%	0.14%
Share price	$8.84	$9.08
Weighted average exercise price	$3.64	$3.64

F-19

15.	Warrants

Warrant liabilities

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of the term loan facility 2 which are classified as a liability. The warrants have an exercise price of the lesser of $3.69 and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

The following assumptions were used to calculate the fair values at:

	June 30, 2021	December 31, 2020
Expected dividends	–%	–%
Time to expiry in years	1.83	2.33
Expected volatility	52%	52%
Risk-free rate	0.41%	0.22%
Share price	$8.84	$9.08
Exercise price	$3.69	$3.69

Warrants in equity

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

F-20

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2018	254,681	$731,905	$–
Issued - April 1, 2019 [b]	10,000	–	35,804
Issued - December 7, 2019 [c]	4,690	–	9,004
Issued - December 7, 2019 [d]	15,730	–	37,287
Issued - December 7, 2019 [e]	11,502	–	21,479
Issued - December 7, 2019 [f]	5,494	–	12,393
Fair value revaluation	–	(422,878)	–
December 31, 2019	302,097	309,027	115,967
Fair value revaluation	–	1,138,006	–
December 31, 2020	302,097	1,447,003	115,967
Fair value revaluation	–	(80,045)	–
June 30, 2021	302,097	$1,366,988	$115,967

	Number of warrants	Number of Class A common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	5.33	December 7, 2029
December 7, 2019 [d]	15,730	15,730	3.18	December 7, 2029
December 7, 2019 [e]	11,502	11,502	5.65	December 7, 2029
December 7, 2019 [f]	5,494	5,494	3.64	December 7, 2029
	302,097	302,097

The weighted average exercises price for the total outstanding warrants at June 30, 2021 was $3.80 (December 31, 2020 - $3.80).

16.	Due to shareholders

The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

17.	Government loans

Canada Emergency Business Account (“CEBA”)

The Company borrowed $40,000 on April 23, 2020 and an additional $20,000 on December 16, 2020 under the CEBA program. The CEBA was offered in the context of the COVID-19 pandemic, and is an interest-free revolving line until December 31, 2022. Any outstanding balance on January 1, 2023 becomes a term loan carrying an interest rate of 5% per annum. No principal repayment is required before December 31, 2022, and only interest payments are required thereafter until the full principal is repaid no later than December 31, 2025. Repaying the outstanding balance of the loan (other than the amount available to be forgiven) on or before December 31, 2022 will result in a single tranche of loan forgiveness up to $20,000 based on a blended rate:

•	25 percent on the first $40,000; plus
•	50 percent on amounts above $40,000 and up to $60,000

F-21

The fair value of the debt of $22,383 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

During the six-month period ended June 30, 2021, $7,585 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Federal Economic Development Agency (“FedDev”) Loan

In December 2020, the company borrowed $139,875 from FedDev as part of its Regional Economic Growth Through Innovation program.   The loan is interest-free, and the principal is to be repaid in equal monthly instalments from January 1, 2023 to December 1, 2027. The fair value of the debt of $55,213 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan

On April 1, 2021, the company borrowed an additional $810,125 from FedDev under the same terms. The fair value of the debt of $395,441 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

During the year six-month period ended June 30, 2021, $21,828 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Fair value on initial recognition of government loans	$77,596
Accretion	2,872
Government loans, December 31, 2020	80,468
Fair value on initial recognition of government loans	395,441
Accretion	9,335
Government loans, June 30, 2021	$485,244

18.	Share capital

Authorized
Unlimited	Class A Common shares
Unlimited	Class B Special shares, non-voting, non-participating
2,104,718	Class B Common shares

Issued		June 30, 2021	December 31, 2020
3,380,260	Class A Common shares	$3,624,852	$3,624,852
25,960	Class B Common shares	$237,467	–

On December 28, 2020, the Company filed and an Offering Statement and a Preliminary Offering Circular (“OC”) under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC approved the OC. The OC allows to company to offer a maximum of 2,104,718 Class B Common Shares at $7.13US per share. During the six-months ended June 30, 2021, the Company sold 17,810 Class B Common shares for proceeds of $160,205US. In addition, the Company sold 8,150 shares at $9.48 per share, for proceeds of $77,262 during the same period. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $54,666.

During the year ended December 31, 2019, the Company issued 452,655 Class A common shares on conversion of convertible notes with a fair value of $2,144,418 (Note 14).

During the year ended December 31, 2019, 34,855 Class A common shares were issued for proceeds of $170,000.

F-22

19.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted.

Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10 year term.

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2018	413,605	$1.00
Granted	27,571	1.00
December 31, 2019	441,176	$1.00
Granted	–	1.00
December 31, 2020	441,176	$1.00
Granted	–	1.00
June 30, 2021	441,176	$1.00
Options exercisable - December 31, 2020	438,694	$1.00

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers and the Board in accordance with IFRS 2 Share-based Payment ("IFRS 2"). For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in 2019, the fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model as set out below.

Options granted during 2019
Risk-free interest rate	1.00%
Estimated volatility	40%
Dividend yield	–
Expected life (in years)	10.00
Weighted average share price at grant date	$3.84
Weighted average fair value	$3.07

As at June 30, 2021, the weighted average remaining contractual life of stock options was 3.93 years (2020 - 4.43 years)

F-23

20.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its stakeholders. The capital structure of the Company is composed of long-term debt, convertible notes, warrant liability, government loans and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: (i) to maintain sufficient working capital to meet current financial obligations and continue as a going concern; (ii) to maintain investor and creditor confidence; and (iii) to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2021, total managed capital was $13,804,151 (December 31, 2020 - $13,079,527).

21.	Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and, due from related party approximate their fair values due to the relatively short-term maturities of these financial instruments.

	Fair value hierarchy level	June 30, 2021	December 31, 2020
Cash	Level 1	$228,623	$237,156
Accounts receivable	Level 2	24,833	87,048
		$253,456	$324,204
Accounts payable and accrued liabilities	Level 2	$1,303,157	$1,609,413
Advances	Level 2	906,131	383,329
Fair-value of convertible notes	Level 3	3,329,803	3,415,650
Term loans	Level 3	4,814,463	4,511,524
Warrant liability	Level 3	1,366,988	1,447,033
Due to shareholders	Level 2	450,092	124,237
Government loans	Level 3	485,244	80,468
		$12,655,878	$11,571,654

The Company is exposed to the following risks by virtue of its activities: Credit Risk - Cash is primarily invested with one major bank in Canada and a bank in the United States. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash, accounts receivable, and due from related parties balances. None of the Company's financial assets are secured by collateral or other credit enhancements. The Company determined that there were no financial assets that were impaired. Approximately 89% (2020 – 88%) of the Company's total sales were attributable to one customer.

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Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Company enters into foreign currency purchase and sale transactions and has assets and liabilities denominated in foreign currencies resulting in expose to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company's financial instruments denominated in foreign currencies expressed in Canadian dollars and the exchange rate (Canadian dollars per unit of foreign currency) used at the balance sheet date are as follows:

	Currency	June 30, 2021	December 31, 2020
Cash	U.S. dollar	$18,030	$150,554
Accounts receivable	U.S. dollar	$–	$–
Accounts payable and accrued liabilities	U.S. dollar	$277,630	$482,294
Advances	U.S. dollar	$190,644	$190,644
Term loans	U.S. dollar	$700,000	$700,000
Convertible notes	U.S. dollar	$127,500	$127,500

Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, long-term debt and due to related party balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2). Convertible notes at fair value in Note 14, the majority of the value relates to the conversion feature.

	Carrying amount	Contractual cash flow	1 Year	2-7 years
June 30, 2021
Accounts payable and accrued liabilities	$1,303,157	$1,303,157	$1,303,157	$–
Advances	906,131	906,131	906,131	–
Convertible notes	3,329,803	1,196,930	1,196,930	–
Due to shareholders	450,092	450,092	450,092	–
Term loans	4,814,463	4,814,463	4,814,463	–
Government loans	485,244	990,000	–	990,000
	$11,288,890	$9,660,773	$8,670,773	$990,000
December 31, 2020
Accounts payable and accrued liabilities	$1,609,413	$1,609,413	$1,609,413	$–
Advances	383,329	383,329	383,329	–
Convertible notes	3,415,650	1,196,930	771,423	425,507
Due to shareholders	124,237	124,237	124,237	–
Term loans	4,511,524	4,511,524	4,511,524	–
Government loans	80,468	199,875	–	199,875
	$10,124,621	$8,025,308	$7,399,926	$625,382

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22.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	Six-months ending June 30, 2021	Six-months ending June 30, 2020
Salaries and benefits	$177,500	$177,500
Stock-based compensation	–	–
	$177,500	$177,500

23.	Income taxes

The company's effective income tax rate is made up as follows:

	Six-months ending June 30, 2021	Six-months ending June 30, 2020

Net loss before income tax	$(1,486,500)	$(441,913)
Statutory tax rate	26.5%	26.5%

Expected income tax expense	(393,923)	(117,107)
Non-deductible expenses and permanent differences	(39,616)
Change in deferred tax assets not recognized	471,500
Other	(37,961)	117,107
	$–	$–

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020

Non-capital loss	$2,631,232	$2,163,278
SRED pools	243,576	243,576
Property and equipment	69,807	71,749
Share issuance costs	68,196	62,708
	3,012,810	2,541,311
Deferred income tax assets not recognized	(3,012,810)	(2,541,311)
	$–	$–

As at June 30, 2021, the Company has non-capital losses carried forward of $9,929,176 (December 31, 2020 - $8,163,313) available to reduce future years taxable income. The losses expire in 2033 - 2041.

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24.	Expenses by nature

	June 30, 2021		June 30, 2020
	Product costs	Operating expenses	Product costs	Operating expenses
Advertising and promotion	$–	$292,084	$–	$109,469
Depreciation and amortization (Note 9, 10)	–	54,004	–	16,179
Commissions	–	–	11,547	–
Freight and shipping	–	89,488	–	96,549
Inventory (Note 7)	342,320	–	226,058	–
Inventory write off (Note 7)	–	–	–	–
Office and general	–	534,839	–	197,459
Short term rentals	–	138,434	–	–
Research and development	–	137,405	–	44,838
Salaries and benefits	–	496,945	–	339,851
Stock-based compensation (Note 19)	–	5,930	–	27,381

	$342,320	$1,749,129	$237,605	$948,525

25.	Finance expense

	June 30, 2021	June 30, 2020
Interest on term loans (Note 13)	$39,357	$130,797
Term loan with warrants interest (Note 13)	126,499	125,872
SRED and SDTC financing interest (Note 13)	190,901	164,328
Accretion on term loans (Note 13, 15)	–	27,546
Accretion on government loans (Note 17)	9,335	–
Other interest and charges	94,603	149,946
	$460,695	$598,489

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11397) or are filed with this report, in each case as indicated below.

2.1	Certificate and Articles of Incorporation as Amended*
2.2	Bylaws as Amended*
4.	Form of Subscription Agreement*
6.1	Voting Trust Agreement as Amended*
6.2	Shareholders Agreement as Amended*
6.3	Employment Agreement Manu Menon*
6.4	Employment Agreement Marc Bishara*
6.5	Employment Agreement Alan Cheng*

* Incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11397).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RYSE Inc.

/s/ Trung Pham
Chief Executive Officer Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Trung Pham,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: September 28, 2021

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